

Mail Stop 3233

June 10, 2016

<u>Via E-mail</u>
Jeff Howard
Chief Executive Officer
American Housing Income Trust Inc.
34225 N. 27th Drive, Building 5
Phoenix, AZ 85058

> **Re: American Housing Income Trust Inc.**
> **Amendment No. 9 to Registration Statement on Form S-11**
> **Filed May 27, 2016**
> **File No. 333-208287**

Dear Mr. Howard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2016 letter.

<u>General</u>

1. We note your response to our prior comment 1 and your revised disclosure that "the Selling Shareholders are deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act." Because the resale offering is deemed to be an indirect primary offering by the company through selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please provide us with your analysis as to how the direct public offering price of $3 per share and the selling shareholders' indirect primary offering price of $3.75 per share constitute a "fixed price for the duration of the offering." Please include in your analysis a discussion of why the indirect primary offering and the direct primary offering should not be deemed to be one offering requiring the same fixed price.

Item 5. Determination of the Offering Price

2. We note your disclosure that "the offering price of registered shares of common stock in this Prospectus has been determined arbitrarily by the Company. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a publicly-reporting company." We further note your response to comment 3 of our comment letter dated August 5, 2015 where you state that "the valuation of the selling shareholders is based on the agreed upon valuation by the selling shareholders and the Company." Taking into consideration our comment 1 above, please revise your disclosure in this section to clarify how the offering price for the indirect primary offering was determined. Refer to Item 505 of Regulation S-K.

You may contact Wilson Lee, Senior Staff Accountant, at (202) 551-3468, or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. You may contact Rahul K. Patel, Staff Attorney, at (202) 551-3799, or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Attorney
Office of Real Estate and
Commodities

cc: Anthony Paesano, Esq.